UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of  December, 2023

Commission File Number: 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

 Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

Zenvia announces the resignation of Mr. Raphael Godoy, SaaS Chief Revenue Officer (CRO)

São Paulo, December 13, 2023 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America, empowering companies to transform their customer journeys, today announced the resignation of Mr. Raphael Godoy, Zenvia’s SaaS Chief Revenue Officer (CRO), effective January 12, 2024. Cassio Bobsin, Founder and CEO of Zenvia, will serve in the interim until further notice. Zenvia would like to thank Mr. Raphael Godoy for his valuable contribution during his six years of service at the Company and wishes him all the best in his future endeavors.

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 13, 2023

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer